ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Sarah Clinton T +1 617 951 7375
April 3, 2013		F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Larry L. Greene

Re:	Blackstone Alternative Alpha Fund, File No. 005-86990 (the “Feeder Fund”) Blackstone Alternative Alpha Master Fund, File No. 005-86989 (the “Master Fund” and, collectively with the Feeder Fund, the “Funds”)

Ladies and Gentlemen:

This letter provides the Funds’ responses to comments on the Funds’ recent tender offer filings, which were provided telephonically to Sarah Clinton of Ropes & Gray LLP, counsel to the Funds, by Mr. Greene on March 28, 2013. The comments, together with the Funds’ responses, are set forth below.

1.	Disclosure in the Feeder Fund’s Offer to Purchase indicates that shareholders tendering all of their shares for repurchase will receive 90% of the unaudited net asset value of their shares, but that if they tender less than all of their shares they will receive a single payment of 100% of such value. Please explain how this dissimilar treatment of shareholders satisfies the requirement of Rule 13e-4 under the Securities Exchange Act of 1934.

Response: The Feeder Fund believes that its payment approaches are consistent with Rule 13e-4(f)(8). Regardless of whether a tendering shareholder tenders 100% or a lesser portion of his or her shares, he or she will receive a promissory note entitling him or her to the net asset value thereof. The approaches to payment under the promissory note are intended to facilitate net asset value error correction, not to vary the amount of consideration a tendering shareholder may receive. To the extent that information becomes available during the course of the Funds’ audits that materially impacts the calculation of the Funds’ net asset values per share, the Feeder Fund believes that the two step payment process described in the tender offer materials could facilitate reprocessing shareholder transactions in a manner that reduces the likelihood that the Feeder Fund will have lost money. To the extent that the two payment approaches are considered to represent two types of consideration (which the Feeder Fund does not concede), we note that Rule 13e-4(f)(10) provides that paragraph (f)(8)(ii) of Rule 13e-4 does not prohibit offering more than one type of consideration as long as the highest consideration of each type is paid to any security holder receiving that type of consideration. In the case of the Feeder Fund, if a shareholder chooses to tender 100% of his or her holdings, a promissory note will be issued to him or her entitling the shareholder to a two-step payment using the process described in subparagraph A of paragraph 6 of the Feeder Fund’s Offer to Purchase. Alternatively, if a shareholder chooses to tender less than 100% of his or her holdings, a different form of promissory note will be used; the alternative form of promissory note will entitle the shareholder to a single payment as described in subparagraph B of paragraph 6 of the Feeder Fund’s Offer to Purchase. Two forms of promissory notes, one with each payment schedule, were filed with the tender offer materials. Each shareholder receiving payments under the form of promissory note corresponding to subparagraph 6A will receive the same consideration per share tendered as each other shareholder receiving compensation under subparagraph 6A. Similarly, each shareholder receiving a payment under subparagraph 6B will receive the same consideration per share tendered as each other shareholder receiving compensation under subparagraph 6B.

The Feeder Fund notes that it expects to modify the payment schedules before the next tender offer filing so that shareholders tendering 90% or more of their shares will receive payments under the form of promissory note corresponding to subparagraph 6A, and shareholders tendering less than 90% of their shares will receive a payment under the form of promissory note corresponding to subparagraph 6B.

2.	Disclosure in each Fund’s Offer to Purchase indicates that when the Fund purchases tendered shares, the Fund will effect payment for those shares by issuing a non-interest bearing, non-transferable promissory note to be held for the tendering shareholder by the Fund’s administrator entitling the shareholder to payment. Please describe how the shareholders are notified as to the administrator’s receipt and holding of the promissory note.

Response: The Letter of Transmittal (see Exhibit (a)(1)(iii)) distributed to each shareholder in connection with the tender offer informs the shareholders that by completing the Letter of Transmittal, through which the shareholders tender their shares, the shareholder acknowledges that Citi Fund Services Ohio, Inc., the Fund’s administrator, will hold the promissory note on behalf of the shareholder. The Letter of Transmittal additionally explains that the cash payment of the purchase price for the shares tendered will be wired to the account at the shareholder’s financial intermediary from which subscription funds were debited. This will occur according to the payment schedule provided for in the Offer to Purchase. In addition to the Letter of Transmittal, once the Fund has received and accepted for purchase a shareholder’s tender of shares, a letter is sent on behalf of the Fund to the shareholder (see Exhibit (a)(1)(iv)) notifying the shareholder that, in accordance with the terms of the offer, the shareholder will be issued a non-interest bearing, non-transferable promissory note, which will be held on the shareholder’s behalf by Citi Fund Services Ohio, Inc., the Fund’s administrator. This letter additionally provides the schedule for payments in settlement of the note and states that shareholders may request a copy of the promissory note by contacting the Fund’s administrator. The forms of promissory note (see Exhibit (a)(1)(v)) are distributed to each shareholder in connection with the tender offer.

3.	Explain in your response letter the relationship between existing armed conflicts in which the United States is engaged, in Afghanistan and elsewhere, and the language in paragraph 7 of the Offer to Purchase related to the ability of the Funds to cancel, amend or postpone the acceptance of tendered shares due to the existence of war, armed hostilities or other international or national calamity involving the United States.

Response: In relevant part, the Offer to Purchase states: “The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if … there is, in the Trustees’ judgment, any … commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund… .” (emphasis added) The Trustees have not determined that any armed conflict in which the United States is currently engaged is material to the Funds. In the absence of such a finding, the Funds do not anticipate cancelling, amending or postponing the acceptance of tenders due to armed conflicts in which the United States is currently engaged.

* * * * *

On behalf of the Funds, the we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Funds will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Sincerely,

/s/ Sarah Clinton

Sarah Clinton

cc:	Scott Sherman, Esq.
James Hannigan, Esq.
James E. Thomas, Esq.